Exhibit 99.1

FOR IMMEDIATE RELEASE	TSX: SLW
April 28, 2008	NYSE: SLW

SILVER WHEATON REPORTS RECORD FIRST QUARTER EARNINGS

Vancouver, British Columbia – Silver Wheaton Corp. (TSX, NYSE:SLW) is pleased to announce record net earnings of US$27.9 million (US$0.13 per share) and operating cash flows of US$33.1 million (US$0.15 per share) for the first quarter of 2008.

FIRST QUARTER HIGHLIGHTS

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Record net earnings of US$27.9 million (US$0.13 per share) from the sale of 2.8 million ounces of silver, compared to US$24.9 million (US$0.11 per share) from the sale of 3.3 million ounces of silver in 2007.

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Operating cash flows of US$33.1 million (US$0.15 per share), compared with US$29.9 million (US$0.14 per share) in 2007.

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On February 14, 2008, Goldcorp sold its entire 48% interest in Silver Wheaton on a bought deal basis, at a price of Cdn$14.50 per common share, for aggregate gross cash proceeds to Goldcorp of Cdn$1.6 billion.

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On March 17, 2008, the Company entered into an agreement with Mercator Minerals Ltd. to acquire all of the silver produced from Mercator’s Mineral Park mine in Arizona for the life of mine.  Silver Wheaton will make an upfront cash payment of US$42 million and, in addition, a per ounce cash payment of the lesser of US$3.90 and the prevailing market price is due, for silver delivered under the contract.

“It demonstrates the power of the Silver Wheaton model that we were able to achieve record net earnings and near-record operating cash flows in a quarter where our silver ounces sold were less than expected, the majority of which was due to shipment delays,” said Peter Barnes, President and Chief Executive Officer of Silver Wheaton. “Certainly, the most significant event of the quarter was the sale by Goldcorp of its entire 48% interest in Silver Wheaton, which removed a perceived overhang in our stock and increased market liquidity significantly.”

A conference call will be held Tuesday, April 29, 2008 at 11:00 am (Eastern Time) to discuss these results. To participate in the live call use one of the following methods:

Dial toll free from Canada or the US:

1-888-280-8771

Dial from outside Canada or the US:

1-416-641-6124

Dial toll free from parts of Europe:

800-6578-9898

Live audio webcast:

www.silverwheaton.com

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and you can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:

1-800-408-3053

Dial from outside Canada or the US:

1-416-695-5800

Pass code:

3257031#

Archived audio webcast:

www.silverwheaton.com

Silver Wheaton will hold the Annual and Special Meeting of Shareholders in the Oceanview Suites at the Pan Pacific Hotel, 300-999 Canada Place, Vancouver, British Columbia on Wednesday, May 14, 2008 at 2:00 p.m. (Pacific Time).

Silver Wheaton is the largest public mining company with 100% of its operating revenue from silver production.  Silver Wheaton expects, based upon its current contracts, to have silver sales of between 13 million and 15 million ounces for the year ending December 31, 2008, increasing to 19 million ounces in 2009 and 25 million ounces in 2010.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Forward-looking statements include, but are not limited to, statements with respect to the future price of silver, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions, the absence of control over mining operations from which Silver Wheaton purchases silver and risks related to these mining operations, including risks related to international operations, actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Silver Wheaton’s annual information form for the year ended December 31, 2007 incorporated by reference into Silver Wheaton’s Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C.  Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Silver Wheaton does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

For further information, please contact:

David Awram

Director, Investor Relations

Silver Wheaton Corp.

Tel: 1-800-380-8687

Email: info@silverwheaton.com

Website: www.silverwheaton.com